EXHIBIT 21.1

Subsidiaries of iPayment Holdings, Inc.	Jurisdiction of Incorporation
iPayment, Inc.	Delaware

Subsidiaries of iPayment, Inc.
Cambridge Payment Solutions, LLC	Delaware
CardPayment Solutions, L.L.C.	Delaware
CreditCardProcessing.Com, LLC	Delaware
Flagship Merchant Services, LLC	Delaware
NBS Acquisition, LLC	Delaware
Petroleum Card Services, LLC	Delaware